1 CLASS CORPORATION
133 WYNCREST ROAD
MARLBORO, NEW JERSEY 07746
(732) 617-7989

July 26,  2002

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	1 Class Corporation
Withdrawal of Form SB-2 File No. 333-71304

Dear Sir/Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, 1 Class Corporation ( the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form SB-2 filed with the Commission on October 10, 2001 (SEC File No. 333-71304) along with any exhibits filed thereto (the “Registration Statement”).

Such withdrawal is requested as 1 Class Corporation does not have the funds to pay the legal and accounting fees necessary to proceed with this filing.

Furthermore, no securities have been sold regarding the Form SB-2 Registration Statement offering. The Registration Statement has not been declared effective by the Commission.

1 Class Corporation plans to rely on Rule 155(c) for subsequent private offerings of its securities and utilize the "Safe Harbor" from integration provided by Rule 155.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

If you have any questions regarding this application, please contact the undersigned at (732) 617-7989.

Very truly yours,

1 CLASS CORPORATION

By:	/s/ Yelena Val YELENA VAL President, Secretary and Director